As filed with the Securities and Exchange Commission on July 18, 2005

Registration No. 333-120163

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COMSYS IT PARTNERS, INC.

(Formerly known as Venturi Partners, Inc.)

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7363	56-1930691
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4400 Post Oak Parkway, Suite 1800

Houston, TX 77027

(713) 386-1400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Margaret G. Reed

Senior Vice President, General Counsel and Corporate Secretary

COMSYS IT Partners, Inc.

4400 Post Oak Parkway, Suite 1800

Houston, TX 77027

(713) 386-1400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Seth R. Molay, P.C.

Irina V. Maistrenko

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, TX 75201

(214) 969-2800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to Completion, dated July 18, 2005

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

14,925,700 Shares

COMSYS IT Partners, Inc.

Common Stock

The shares of our common stock included in this prospectus are being offered for sale by certain of our stockholders. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on The Nasdaq National Market under the symbol “CITP.” On July 15, 2005, the last sale price of our common stock as reported on The Nasdaq National Market was $19.00 per share.

Investing in our common stock involves risks. See the sections entitled “ Risk Factors” in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider as well as the risk factors beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on market conditions known to us at the time such estimates and assumptions are made and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, including:

•	the impact of competitive pressures and economic conditions on our ability to maintain or improve operating margins, including any change in the demand for our services;

•	our success in attracting, training, retaining and motivating consultants and key officers and employees;

•	changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries;

•	weaknesses or reductions in corporate information technology spending levels;

•	our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions;

•	the challenges of integration and restructuring associated with the merger or other planned business activities and the challenges of achieving anticipated synergies; and

•	the entry of new competitors into the U.S. staffing services market due to the limited barriers to entry or the expansion of existing competitors in that market.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in, or incorporated by reference into, this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in this section, the “Risk Factors” section and elsewhere in this prospectus, or incorporated by reference into this prospectus. All forward-looking statements speak only as of the date on which they are made. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf registration” process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 14,925,700 shares of our common stock described in this prospectus. The shares included in this prospectus (1) were issued in connection with the financial restructuring of Venturi Partners, Inc. in April 2003, or were or will be issued upon conversion or exercise of other securities issued in connection with the restructuring or (2) were issued in connection with the merger described below. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date hereof or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition and results of operations may have changed since that date.

Unless otherwise indicated in this prospectus or any prospectus supplement or the context otherwise requires, references in this prospectus or any prospectus supplement to “we,” “our,” our company,” “us,” “COMSYS” or the “Company” are to the combined business of COMSYS IT Partners, Inc. and its consolidated subsidiaries. Except as otherwise specified, references to “Old COMSYS” are to COMSYS Holding, Inc., its subsidiaries and their respective predecessors prior to its merger with VTP, Inc., a wholly owned subsidiary of Venturi Partners, Inc., on September 30, 2004, which we refer to as the merger. In connection with the merger, Venturi Partners, Inc. changes its name to “COMSYS IT Partners, Inc.” Since former Old COMSYS stockholders owned a majority of our common stock upon consummation of the merger, Old COMSYS is deemed the acquirer of Venturi for accounting and financial reporting purposes. References to “Venturi” are to Venturi Partners, Inc., its subsidiaries and their respective predecessors prior to the merger, excluding those subsidiaries relating to Venturi’s commercial staffing business which were sold on September 30, 2004. The term “you” refers to a prospective investor.

THE COMPANY

Overview

We are a leading information technology, or IT, staffing services company that provides a full range of specialized staffing and project implementation services and products. We have a coast-to-coast presence in the United States, with 41 offices in 26 states. We engage approximately 4,700 consultants, many of whom have over eight years of IT industry experience. We have over 400 clients and provide services to approximately 30% of the Fortune 500 companies and approximately 66% of the Fortune 50 companies. We are headquartered in Houston, Texas.

On September 30, 2004, we completed the merger of Venturi and Old COMSYS, combining the eighth and ninth largest companies in the IT staffing industry to create the fourth largest IT staffing company based on revenue data for 2003. The combined company has achieved, and is expected to continue to achieve, costs savings by reducing corporate overhead and other expenses. The combined company also enjoys the benefits of a broader geographic footprint and offers an expanded range of technology service offerings. Also on September 30, 2004, we completed the sale of our commercial staffing services division, which involved the sale by our subsidiary, PFI Corp., of the outstanding capital stock of Venturi Staffing, Inc. to CBS Personnel Services, Inc. (formerly known as Compass CS Inc.) for approximately $30.3 million in cash and the assumption of approximately $700,000 in liabilities. For more information regarding the sale of our commercial staffing services division, see “Certain Relationships and Related Party Transactions” below.

Services

Our core business is providing IT staffing services, which accounted for approximately 91% of our revenues for 2004. We also strive to differentiate ourselves from our competitors by offering additional services that complement our IT staffing services, including vendor management, project solutions and permanent placement of IT professionals.

IT Staffing Services

We provide a wide range of IT staffing services to companies in diversified vertical markets, including financial services, telecommunications, manufacturing, information technology, federal, state and local government, pharmaceutical, transportation and health care. We deliver qualified consultants and project managers for contract assignments and full-time employment across most technology disciplines. In light of the time and location sensitive nature of our core IT staffing services, offshore application development and maintenance centers have not proven critical to our operations or our competitive position.

Our staffing services are generally provided on a time-and-materials basis, meaning that we bill our clients for the number of hours worked in providing services to the client. Hourly bill rates are typically determined based on the level of skill and experience of the consultants assigned and the supply and demand in the current market for those qualifications. Alternatively, the bill rates for some assignments are based on a mark-up over compensation and other direct and indirect costs. Assignments can range from 30 days to over a year, with an average duration of five months. Certain of our contracts are awarded on the basis of competitive proposals, which can be periodically re-bid by the client.

We maintain a variable cost model in which we compensate most of our consultants only for those hours that we bill to our clients. The consultants who perform IT services for our clients consist of our consultant employees as well as independent contractors and subcontractors. With respect to our consultant employees, we are responsible for all employment-related costs, including medical and health care costs, workers’ compensation and federal social security and state unemployment taxes.

Vendor Management Services

Vendor management services, or VMS, are services that allow our clients to manage their procurement of and expenditures for temporary IT, clerical, finance and accounting, and light industrial personnel. Contracted services are often provided to a large client by hundreds of companies. VMS provides a mechanism for clients to reduce their expenditures for temporary personnel services by standardizing pay rates for similar positions and reducing the number of suppliers providing these services. VMS gives our clients the ability to leverage their purchasing power for these temporary personnel services by standardizing their requisition, contract and procurement processes. Clients also benefit from contracting with only one supplier, receiving a consolidated invoice and having a single point of contact while retaining access to a full range of resources offered by a diverse portfolio of suppliers.

We operate VMS under the brand name vWorxSM. Our VMS provides a structured approach consisting of process management and a web-based software tool to quantify, rationalize and monitor the expenditures that a client makes for its contracted services. We use third party software products and a proprietary software program to provide our VMS. Our VMS implementation processes have been ISO 9001:2000 certified, which means that our processes comply with a comprehensive set of international quality standards. We believe that we are one of the few companies in our industry providing vendor management services to have this ISO certification.

Project Solutions

As an extension of our underlying core competency in IT staffing, we offer our clients specialized project services that include project managers, project teams and turn-key deliverable-based solutions in the application development, application integration and re-engineering, application maintenance and application testing practice areas. We provide these solutions through a defined IT implementation methodology. We deliver these solutions through teams deployed on-site, offsite at development centers located in Kalamazoo, Michigan, Richmond, Virginia, Somerset, New Jersey and Portland, Oregon and, through a strategic alliance, offshore at technology centers located in India. These services are generally contracted on a time -and -materials basis, with some services provided on a fixed-price basis. We have a number of specialty practice areas, including statistical analysis applications (SAS), enterprise resource applications (ERP), network integration, business intelligence and translation and localization services.

Permanent Placement

We also assist our clients in locating IT professionals for full-time positions within their organizations. We assist in recruitment efforts and screening potential hires. If a customer hires our candidate, we are generally compensated based on a percentage of the candidate’s first year cash compensation. Billing is contingent on our filling the position.

Sales and Marketing

We employ a centralized sales and marketing strategy that focuses on both national and local accounts. The marketing strategy is implemented on both a national and local level through each of our branch offices. At the national level, we focus on attaining preferred supplier status with Fortune 500 companies, a status that would make us one of a few approved service providers to those companies. An integral part of our marketing strategy at the national level is the use of our account management professionals who generally have over five years of experience in our industry. Their industry experience makes them capable of understanding our clients’ business strategies and IT staffing requirements. We are also supported by:

•	centralized proposals and contract services departments;

•	a strategic accounts group;

•	a candidate sourcing operation for larger, high-volume clients that obtain contract IT professionals primarily through procurement departments;

•	a centralized outbound call center for scheduling sales appointments with key contacts at prospective clients;

•	a project solutions sales force;

•	a vendor management sales force; and

•	national and offshore recruiting centers for sourcing IT professionals located in the United States.

All of these assist in the development of responses to requests for proposals from large accounts and support our efforts in new client development activity.

Local accounts are targeted through account managers at the branch office level, permitting us to capitalize on the established local expertise and relationships of our branch office employees. These accounts are solicited through personal sales presentations, telephone and e-mail marketing, direct mail solicitation, referrals and advertising in a variety of local and national media. Although local offices retain flexibility with regard to local customer and employee issues, these offices adhere to company-wide policies and procedures and a set of best practices designed to ensure quality standards throughout the organization. Local employees are encouraged to be active in civic organizations and industry trade groups to facilitate the development of new customer relationships and develop local contacts with technology user groups for referral of specific technology skills.

Local office employees report to a managing director who is responsible for day-to-day operations and the profitability of the office. Managing directors report to regional vice presidents. Regional vice presidents have substantial autonomy in making decisions regarding the operations in their respective regions, although sales activities directed toward strategic accounts are coordinated at a national level.

Our company-wide compensation program for account managers and recruiters, which was implemented on January 1, 2005, is intended to provide incentives for higher margin business. A significant component of compensation for account managers and recruiters is commissions, which increase significantly for placements with higher gross profit contribution.

Employees and Consultants

Of our 4,705 consultants on assignment as of July 3, 2005, approximately 70% were employee consultants and approximately 30% were subcontractors and independent contractors. Many of our consultants have over eight years of IT experience. In addition, as of July 3, 2005, we had 730 permanent staff employees consisting primarily of management, administrative staff, account managers and recruiters. None of our employees are covered by collective bargaining agreements, and management believes that its relationships with its employees are good.

We recruit our consultants through both centralized and decentralized recruiting programs. Our recruiters use our internal proprietary database (FOX), the Internet, local and national advertisements and trade shows. FOX is an integrated, web-based sales and recruiting application we developed. The interactive system maintains a current database containing information about more than 400,000 candidates, including their skills, education, desired work location and other employment-related information. The system enables us to scan, process and store thousands of resumes, making it easier for recruiters to identify, qualify and place consultants in a timely manner. FOX also allows billable consultants to electronically review and apply for job openings. In addition, we use our national recruiting center in Houston, Texas and, through a subcontractor, an offshore recruiting center in India for sourcing IT professionals located in the U.S. Both of these centers enhance our local recruitment effort by providing additional resources to meet clients’ critical timeframes and broadening our capability to deliver resources in areas of the country where no local office exists. We also recruit qualified candidates through our candidate referral program, which pays a referral fee to eligible individuals responsible for attracting new recruits that are successfully placed by us on an assignment.

We have a specialized selection, review and reference process for our IT consultant candidates that is an integral part of maintaining the delivery of high quality service to our clients. This process includes interviewing each candidate to allow us to assess whether that individual will be an appropriate match for a client’s business culture and performing reference checks. We also conduct a technical competency review of each candidate to determine whether the consultant candidate has the technical capabilities to successfully complete the client assignment. Our technical assessment will often include a formal technology skills assessment through an automated software product. We also undertake additional reviews, including more detailed background checks, at the request of our clients.

In an effort to attract a broad spectrum of qualified billable consultants, we offer a wide variety of employment options and training programs. Through our training and development department, we offer an online training platform to our consultants. This program includes over 900 self-paced IT and business-related courses and eight technical certification paths in course areas such as software development, enterprise data systems, Internet and network technologies, web design, project management, operating systems, server technologies and business-related skills. We believe that these training initiatives improve consultant recruitment and retention, increase the technical skills of our personnel and result in better service for our clients.

RISK FACTORS

Risks Related to Our Business

We compete in a highly competitive market with limited barriers to entry and significant pricing pressures. There can be no assurance that we will continue to successfully compete.

The U.S. staffing services market is highly competitive and fragmented. We compete in national, regional and local markets with full-service and specialized staffing agencies, systems integrators, computer systems consultants, search firms and other providers of staffing services. Although the majority of our competitors are significantly smaller than we are, a number of competitors have greater marketing and financial resources than us. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new entrants into our markets. We expect that the level of competition will remain high in the future, which could limit our ability to maintain or increase our market share or maintain or increase gross margins, either of which could have a material adverse effect on our financial condition and results of operations. In addition, from time to time we experience significant pressure from our clients to reduce price levels, and during these periods we may face increased competitive pricing pressures. Competition may also affect our ability to recruit the personnel necessary to fill our clients’ needs. We also face the risk that certain of our current and prospective clients will decide to provide similar services internally. There can be no assurance that we will continue to successfully compete.

Any economic downturn, or the perception that a downturn is possible, may cause our revenues to decline and may adversely affect our results of operations and financial condition.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by local, regional and global economic conditions. Demand for personnel services is sensitive to changes, as well as perceived changes, in the level of economic activity. As economic activity slows down, or companies believe that a decline in economic activity is possible, companies tend to reduce their use of temporary employees and permanent placement services before undertaking layoffs of their regular employees, resulting in decreased demand for personnel services. Also, as businesses reduce their hiring of permanent employees, revenue from our permanent placement services is adversely affected. As a result, any significant economic downturn, or the perception that a downturn is possible, could reduce our revenues and adversely affect our results of operations and financial condition.

In addition, the economic slowdown during the last few years significantly affected the willingness and ability of businesses to invest capital in upgrading or replacing their technology systems and platforms. Many of our clients canceled, reduced or deferred expenditures for technology services during the economic downturn. If capital investment is constrained by a slow economic environment, or by other factors that we can neither control nor predict, then our existing and prospective clients may increasingly defer or cancel installation of new or upgraded technology systems and platforms. As a result, revenues from our technology services business may not regain former levels in the near term and may in fact decline.

Our profitability will suffer if we are not able to maintain current levels of billable hours and bill rates and control our costs.

Our profit margin, and therefore our profitability, is largely dependent on the following factors: the number of hours billed for our services, the rates we charge for these services and the pay rate of our consultants. Accordingly, if we are unable to maintain these amounts at current levels, our profit margin and our profitability will suffer. The rates we charge for our services are affected by a number of considerations, including:

•	our clients’ perception of our ability to add value through our services;

•	competition, including pricing policies of our competitors; and

•	general economic conditions.

The number of billable hours is affected by various factors, including the following:

•	the demand for IT staffing services;

•	the quality and scope of our services;

•	seasonal trends, primarily as a result of holidays, vacations and inclement weather;

•	our ability to transition consultants from completed assignments to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

•	our ability to manage consultant turnover.

Our pay rates are affected primarily by the supply of and demand for skilled U.S.-based consultants. During periods when demand for consultants exceeds the supply, pay rates may increase.

Some of our costs, such as office rents, are fixed in the short term, which limits our ability to reduce costs in periods of declining revenues. Our current and future cost-management initiatives may not be sufficient to maintain our margins as our level of revenue varies.

We may be unable to attract and retain qualified billable consultants, which could have an adverse effect on our business, financial condition and results of operations.

Our operations depend on our ability to attract and retain the services of qualified billable consultants who possess the technical skills and experience necessary to meet our clients’ specific needs. We are required to continually evaluate, upgrade and supplement our staff in each of our markets to keep pace with changing client needs and technologies and to fill new positions. The IT staffing industry in particular has high turnover rates and is affected by the supply of and demand for IT professionals. This has resulted in intense competition for IT professionals, and we expect such competition to continue. In addition, our consultants’ loyalty to us may have been harmed by our decreasing pay rates in order to preserve our profit margin in the previous market downturn, which may adversely affect our competitive position. Certain of our IT operations recruit consultants who require H-1B visas, and U.S. immigration policy currently restricts the number of new H-1B petitions that may be granted in each fiscal year. Our failure to attract and retain the services of personnel, or an increase in the turnover rate among our employees, could have a material adverse effect on our business, operating results or financial condition. If a supply of qualified consultants, particularly IT professionals, is not available to us in sufficient numbers or on economic terms that are, or will continue to be, acceptable to us, our business, operating results or financial condition could be materially adversely affected.

We depend on key personnel, and the loss of the services of one or more of our senior management or a significant portion of our local management personnel could weaken our management team and our ability to deliver quality services and could adversely affect our business.

Our operations historically have been, and continue to be, dependent on the efforts of our executive officers and senior management, including Michael T. Willis, our Chairman, Chief Executive Officer and President. In addition, we are dependent on the performance and productivity of our respective regional operations executives, local managing directors and field personnel. The loss of one or more of these employees could have an adverse effect on our operations, including our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions. Our ability to attract and retain business is significantly affected by local relationships and the quality of services rendered by branch managerial personnel. If we are unable to attract and retain key employees to perform these services, our business, financial condition and results of operations could be materially adversely affected.

Our dependence on large customers and the risks we assume under our contracts with them could have a material adverse effect on our revenues and results of operations.

We depend on several large customers for a significant portion of our revenues. Generally, we do not provide services to our customers under long-term contracts. If one or more of our large customers terminated an existing contract or substantially reduced the services they purchase from us, our revenues and results of operations would be adversely affected. In addition, large customers, including those with preferred supplier arrangements, increasingly have been seeking pricing discounts in exchange for higher volumes of business. Furthermore, because of the size of our large customers, we may be required to accept less favorable terms regarding risk allocation to retain their business. These factors may potentially adversely affect our revenues and results of operations.

We have substantial debt obligations that could restrict our operations and adversely affect our business and financial condition.

We have substantial indebtedness. In connection with the consummation of the merger, we entered into a credit agreement providing for a two-year term loan of $15 million and a five-year revolving credit facility of up to $100 million. In addition, we also entered into an agreement providing for a second lien term loan of $70 million. As of April 3, 2005, our outstanding debt was approximately $148.4 million.

Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limiting our ability to borrow additional funds.

Our outstanding debt bears interest at a variable rate, subjecting us to interest rate risk. In the event economic conditions result in higher interest rates, our debt service requirements on our outstanding debt will also increase. Our debt service requirements require the use of a substantial portion of our operating cash flow to pay interest on our debt instead of other corporate purposes. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that our cash flow and capital resources will be sufficient for payment of interest on and principal of our debt in the future, or that any such alternative measures would be successful or would permit us to meet scheduled debt service obligations. Any failure to meet our debt obligations could harm our business and financial condition.

Restrictive financing covenants limit the discretion of our management and may inhibit our operating flexibility.

Our credit facilities contain a number of covenants that limit the discretion of our management with respect to certain business matters. Our credit facilities contain covenants that, among other things, restrict our ability to:

•	incur additional indebtedness;

•	repurchase shares;

•	declare or pay dividends and other distributions;

•	incur liens;

•	make capital expenditures;

•	make certain investments or acquisitions;

•	repay debt; and

•	dispose of property.

In addition, under our credit facilities, we are required to satisfy a minimum EBITDA, minimum fixed charge coverage ratio and a maximum total leverage ratio. A breach of any covenants governing our debt would permit the acceleration of the related debt and potentially other indebtedness under cross-default provisions, which could harm our business and financial condition. These restrictions may place us at a disadvantage compared to our competitors that are not required to operate under such restrictions or that are subject to less stringent restrictive covenants.

Factors beyond our control may affect our ability to successfully execute our acquisition strategy, which may have an adverse impact on our growth strategy.

Our business strategy includes increasing our market share and presence in the IT staffing industry through strategic acquisitions of companies that complement or enhance our business. We expect to face competition for acquisition opportunities, and some of our competitors may have greater financial resources or access to financing on more favorable terms than us. This competition may limit our acquisition opportunities and our ability to grow through acquisitions or could raise the prices of acquisitions and make them less accretive or possibly non-accretive to us.

We regularly evaluate opportunities to acquire staffing companies that complement or enhance our business and frequently have preliminary acquisition discussions with some of these companies. These acquisitions involve numerous risks, including:

•	potential loss of key employees or clients of acquired companies;

•	difficulties integrating acquired personnel and distinct cultures into a single business;

•	diversion of management attention from existing operations; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired companies.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses. Any acquisition may ultimately have a negative impact on our business, financial condition and results of operations.

We may suffer losses due to the conduct of our employees or our clients during staffing assignments.

We employ and place people generally in the workplaces of other businesses. Attendant risks of this activity include possible claims of discrimination and harassment, employment of illegal aliens, violations of wage and hour requirements, errors and omissions of temporary employees, particularly of professionals, misuse of client proprietary information, misappropriation of funds, other criminal activity or torts and other similar claims. In some instances we have agreed to indemnify our clients against some or all of the foregoing matters. We will be responsible for these indemnification obligations, to the extent they remain in effect, and may in the future agree to provide similar indemnities to some of our prospective clients. In certain circumstances, we may be held responsible for the actions at a workplace of persons not under our direct control. Although historically we have not had any significant problems in this area, there can be no assurance that we will not experience such problems in the future or that our insurance, if any, will be sufficient in amount or scope to cover any such liability. The failure of any of our employees or personnel to observe our policies and guidelines, relevant client policies and guidelines, or applicable federal, state or local laws, rules and regulations, and other circumstances that cannot be predicted, could have a material adverse effect on our business, operating results and financial condition.

Additional government regulation and rising health care and unemployment insurance costs and taxes could have a material adverse effect on our business, operating results and financial condition.

We are required to pay a number of federal, state and local payroll and related costs, including unemployment taxes and insurance, workers’ compensation, FICA and Medicare, among others, for our employees. We also provide various benefits to our employees, including health insurance. Significant increases in the effective rates of any payroll-related costs would likely have a material adverse effect on our results of operations unless we can pass them along to our customers. Our costs could also increase if health care reforms expand the scope of mandated benefits or employee coverage or if regulators impose additional requirements and restrictions related to the placement of personnel.

We generally seek to increase fees charged to our clients to cover increases in health care, unemployment and other direct costs of services, but our ability to pass these costs to our clients over the last several years has diminished. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount if these expenses continue to rise. There is also no assurance that we will be able to adapt to future regulatory changes made by the Internal Revenue Service, the Department of Labor or other state and federal regulatory agencies. Our inability to increase our fees or adapt to future regulatory changes could have a material adverse effect on our business, operating results and financial condition.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which requires that we document and test our internal controls and certify that we are responsible for maintaining an adequate system of internal control procedures. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal controls of our business, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that our auditors will not have to report a material weakness in connection with the presentation of our financial statements. If we fail to comply with the requirements of Section 404 or if our auditors report such material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal controls over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We do not own an offshore outsourcing facility, which may put us at a disadvantage compared to our competitors that have their own offshore outsourcing centers.

In the past few years, more companies are using, or are considering using, low cost “offshore” outsourcing centers, particularly in India, to perform technology related work and projects. This trend has contributed to the decline in domestic IT staff augmentation revenue as well as on-site solutions oriented projects. We compete for this business through a strategic alliance relationship with a company in India rather than owning an offshore program directly. As a result, we may be disadvantaged in competing for the business of large customers who prefer to deal with a single provider with its own offshore outsourcing centers.

We have had substantial intangible assets and have incurred significant impairment charges, and may incur further charges if there are significant adverse changes to our outlook.

Our intangible assets consist principally of goodwill and customer based intangibles resulting from the acquisition of businesses from unrelated third parties for cash and other consideration. We have accounted for these acquisitions using the purchase method of accounting, with the assets and liabilities of the businesses acquired recorded at their estimated fair values as of the dates of the acquisitions. Goodwill in an amount equal to the excess of cost over fair value of the net assets acquired has been recorded at historical cost. Our other intangible assets consist mainly of covenants not to compete, the value of our customer base and certain prepayments made under consultant supply contracts.

We have adopted Statement of Financial Standards No. 142, which prohibits the amortization of goodwill for indefinite-lived intangible assets and requires that goodwill and other indefinite-lived intangible assets be tested annually for impairment. We perform these tests on an annual basis, and any significant adverse changes in our expected future operating results or outlook would likely result in impairment of the affected intangible assets.

Adverse results in tax audits could require significant cash expenditures or expose us to unforeseen liabilities.

We are subject to periodic federal, state and local income tax audits for various tax years. Although we attempt to comply with all taxing authority regulations, adverse findings or assessments made by the taxing authorities as the result of an audit could have a material adverse affect on our business, financial condition and results of operations.

We may be subject to lawsuits and claims, which could have a material adverse effect on our financial condition and results of operations.

A number of lawsuits and claims are pending against us, and additional claims and lawsuits may arise in the future. Litigation is inherently uncertain and may be costly and time consuming to resolve, and may have a material adverse effect on our financial condition and results of operations.

Concentration of services in the Washington, D.C. area may adversely affect our revenues in the event of extraordinary events.

A significant portion of our revenues is derived from services provided in the Washington, D.C. area. A terrorist attack, such as that of September 11, 2001, or other extraordinary events in the Washington, D.C. area could have a material adverse effect on our revenues and results of operations.

We depend on the proper functioning of our information systems.

We are dependent on the proper functioning of information systems in operating our business. Critical information systems are used in every aspect of our daily operations, most significantly, in the identification and matching of staffing resources to client assignments and in the customer billing and consultant payment functions. Our systems are vulnerable to natural disasters, fire, terrorist acts, power loss, telecommunications failures, physical or software break-ins, computer viruses and other similar events. If our critical information systems fail or are otherwise unavailable, we would have to accomplish these functions manually, which could temporarily impact our ability to identify business opportunities quickly, maintain billing and client records reliably and bill for services efficiently. In addition, we depend on third party vendors for certain functions whose future performance and reliability we cannot control.

Our certificate of incorporation contains certain provisions that could discourage an acquisition or change in control of COMSYS.

Our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of new common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

Some provisions of our certificate of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

•	special approvals for certain related-party transactions during the first three years after the merger;

•	special approvals for certain fundamental corporate transactions or to amend our charter or certain provisions of our bylaws during the first three years after the merger; and

•	requiring stockholder action to be at a stockholders meeting and not by written consent of the stockholders.

In addition, we have entered into a voting agreement giving Wachovia Investors, Inc. the right to designate nominees for election to our board of directors, which may have the effect of preventing, or making more difficult, changes in control of our company.

Risks Related to the Merger and the Sale of Our Commercial Staffing Business

Integration of the operations of Venturi and Old COMSYS following the merger presents significant challenges that may keep COMSYS from realizing some of the anticipated benefits of the merger.

We completed the merger of our wholly owned subsidiary, VTP, Inc., with and into Old COMSYS on September 30, 2004. The integration of two independent companies is a complex, costly and time-consuming process that presents significant challenges, including:

•	retaining and assimilating key officers and employees;

•	consolidating corporate and administrative functions, including transitioning to centralized processes and procedures for corporate functions such as contract services, risk management, payroll and billing;

•	transitioning to uniform policies throughout the organization;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	preserving the customer, supplier, marketing and promotional relationships and other important relationships of both companies;

•	successfully commercializing products and services under development and increasing revenues from existing marketed products and services; and

•	coordinating geographically separate operations.

As part of the integration of the legacy businesses of Old COMSYS and Venturi, we transitioned all back office functions to the COMSYS shared services center located in Phoenix, Arizona and consolidated all of our back office operations, including payroll, billing, accounts payable, collections and financial reporting. In connection with the integration of the information systems, we have to continue to refine and correct processes related to billing, accounts payable, collections and financial reporting, which we expect to complete in the third fiscal quarter of 2005. Until such processes are perfected, we may experience a delay in billing our customers and collections of accounts receivable, which could adversely affect our revenue and results of operations.

We may be subject to liabilities arising from the sale of our commercial staffing services subsidiary, which could have a material adverse effect on our business, operating results and financial condition.

In connection with the sale of our commercial staffing services subsidiary, Venturi Staffing Partners, Inc., on September 30, 2004, we agreed to indemnify CBS Personnel Services, Inc. (formerly Compass CS Inc.) and its affiliates for any losses, damages or expenses they incur in connection with the following:

•	any breach of any of our representations and warranties in the stock purchase agreement (including the disclosure letter) or any other document or certificate we delivered in connection with the closing;

•	any breach of our covenants or obligations in the stock purchase agreement to the extent such breach was not disclosed on our closing certificate;

•	any claims for payments due from Venturi Staffing Partners, Inc. with respect to the Venturi Partners, Inc. non-qualified profit-sharing plan; and

•	the failure to obtain any third-party consent required in connection with the completion of the commercial staffing services sale.

In general, we are liable for indemnification if CBS Personnel Services notifies us of a claim within one year of the closing date of the sale. Our liability extends, however, through the applicable statute of limitations for any breach of our representation regarding tax matters, and there is no time limit on claims brought in connection with any breach of our representations regarding authorization of the transactions, corporate power and authority, absence of conflicts with our organizational documents or board resolutions, capitalization of Venturi Staffing Partners, Inc. or absence of brokerage commissions due or claims based on our failure to fulfill our obligations under the non-qualified profit-sharing plan.

With the exception of certain claims, we are not liable for any claims until the aggregate amount of the claims exceeds $200,000, and then we are liable only for the amount of damages in excess of $100,000. Under our agreement with CBS Personnel Services, our indemnification obligations cannot exceed $5 million, except for liabilities relating to taxes and certain unemployment and unclaimed property taxes. We placed $2.5 million in escrow at closing to secure our obligations relating to these unemployment and unclaimed property taxes, but liabilities with respect to these matters could exceed the escrow amount. Liability incurred by us pursuant to these indemnification obligations could have a material adverse effect on our business, operating results and financial condition.

Risks Related to an Investment in Our Common Stock

Shares of our common stock have been thinly traded in the past and we cannot predict the prices at which our common stock will trade in the future.

As of July 3, 2005, there were 15,558,655 shares of common stock issued and outstanding. Although our common stock is listed on the Nasdaq National Market and a trading market exists, the trading volume has not been significant and there can be no assurance that an active trading market for our common stock will develop or be sustained in the future. Our average daily trading volume during 2004 was approximately 2,800 shares. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

Future sales of shares may affect the market price of our shares.

We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price that you deem appropriate.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our shares may fluctuate significantly. Many factors that are beyond our control may affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally;

•	changes in our earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulatory policies or tax laws;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Ownership of our common stock is concentrated among a small number of major stockholders that have the ability to exercise significant control over us, and whose interests may differ from the interests of other stockholders.

Wachovia Investors, Inc. beneficially owns 47.0% of our outstanding common stock, MatlinPatterson Global Opportunities Partners L.P. and its affiliates beneficially own 9.4% of our outstanding common stock and Inland Partners, L.P. and Links Partners, L.P. collectively beneficially own 9.4% of our outstanding common stock. In addition, pursuant to the terms of a voting agreement entered into in connection with the merger, our principal stockholder, Wachovia Investors, has the right to recommend to the nominating committee of our board four to six nominees to be elected to our board of directors, depending on the size of the board, during the first three years after the merger, and each stockholder party to the voting agreement has agreed to vote its shares of our common stock in favor of such nominees. The voting agreement may have the effect of delaying or preventing a change in our management. As a practical matter, Wachovia Investors acting alone or these stockholders collectively will be able to exert significant influence over, or determine, the direction taken by our company and the outcome of future matters submitted to our stockholders, including the terms of any proposal to acquire our company, subject to some limited protections afforded to minority stockholders under our charter. These protections include special approval requirements during the first three years after the merger for fundamental corporate transactions, some related-party transactions and amendments to our charter and to certain provisions of our bylaws.

Concentrated ownership of large blocks of our common stock may affect the value of shares held by others and our ability to access public equity markets.

Our current degree of share ownership concentration may reduce the market value of common stock held by other investors for several reasons, including the perception of a “market overhang,” which is the existence of a large block of shares readily available for sale that could lead the market to discount the value of shares held by other investors.

We may need to access the public equity markets to secure additional capital to pursue our acquisition strategy and meet other financial needs. Our registration obligations to our significant stockholders could limit our ability or make it more difficult for us to raise funds through common stock offerings upon desirable terms or when required. Our failure to raise additional capital when required could:

•	restrict growth, both internally and through acquisitions;

•	inhibit our ability to invest in technology and other products and services that we may need; and

•	adversely affect our ability to compete in our markets.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We have not historically paid cash dividends on our common stock, and we currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to this prospectus, although we will receive consideration upon the exercise of outstanding warrants to acquire an aggregate of 557,523 shares of common stock which are being offered in this prospectus. If all outstanding warrants are exercised in full for cash, we will receive aggregate proceeds of approximately $4,350,000. Such proceeds may be reduced or not realized if some or all outstanding warrants are exercised by means of cashless exercise.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations is based on our historical consolidated financial statements for the fiscal year ended January 2, 2005 and gives pro forma effect to (a) the merger of Old COMSYS and Venturi, which occurred on September 30, 2004, (b) the sale of Venturi’s commercial staffing business, which also occurred on September 30, 2004, and (c) the related financing arrangements. In connection with the merger, we issued new shares of our common stock to the stockholders of Old COMSYS, resulting in Old COMSYS stockholders owning approximately 55.4% of our outstanding common stock on a fully diluted basis following the merger. Since former Old COMSYS stockholders owned a majority of our common stock upon consummation of the merger, Old COMSYS is deemed the acquirer of Venturi for accounting and financial reporting purposes.

You should read this unaudited pro forma condensed combined statement of operations in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference into this prospectus. The pro forma adjustments reflecting the consummation of the merger and the related transactions are based on available financial information and the estimates and assumptions described in the notes to this unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations reflects our best estimates; however, the actual results of operations may have differed significantly from the pro forma amounts reflected in this prospectus due to various factors, including, without limitation, access to additional information and changes in value. Further, the pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achievable with respect to the combined businesses. Accordingly, the following information is not necessarily indicative of the operating results or results of operations that might have occurred had such transactions been completed on January 1, 2004, nor do they purport to indicate the operating results of the combined businesses or results of operations of the combined businesses for any future periods.

	Historical Consolidated Venturi Nine Months Ended September 26, 2004	Commercial Staffing Business Pro Forma Adjustments(1)	Adjusted Consolidated Venturi Nine Months Ended September 26, 2004	Historical Consolidated COMSYS Year Ended January 2, 2005(2)(3)	Pro Forma Adjustments		Pro Forma Condensed Combined Year Ended January 2, 2005
	(in thousands, except per share data)
Revenues from services	$403,374	$(201,000)	$202,374	$437,013	$—		$639,387
Cost of services	318,179	(162,522)	155,657	331,474	—		487,131

Gross profit	85,195	(38,478)	46,717	105,539	—		152,256

Operating costs and expenses:
Selling, general and administrative expenses	73,217	(31,105)	42,112	79,378	—		121,490
Restructuring and rationalization charges	3,396	(848)	2,548	10,322	—		12,870
Goodwill impairment	41,700	(41,700)	—	—	—		—
Stock based compensation	(304)	21	(283)	6,998	—		6,715
Depreciation and amortization	3,081	(477)	2,604	14,564	961	(4)	18,129

	121,090	(74,109)	46,981	111,262	961		159,204

Income (loss) from operations	(35,895)	35,631	(264)	(5,723)	(961)		(6,948)
Interest (income) expense, net	876	(1,319)	(443)	50,823	(35,243	)(5)	15,137
Loss on early extinguishment of debt	—	—	—	2,986	—		2,986
Other (income) expense, net	—	—	—	1,025	—		1,025

Income (loss) before income taxes	(36,771)	36,950	179	(60,557)	34,282		(26,096)
Income tax expense (benefit)	(422)	1,245	823	(5,402)	(823	)(6)	(5,402)

Net income (loss)	$(36,349)	$35,705	$(644)	$(55,155)	$35,105		$(20,694)

Net income (loss) per share—basic and diluted				$(14.20)			$(1.35)

Weighted shares outstanding—basic and diluted				3,884			15,276

(1)

These pro forma adjustments reflect the sale of Venturi’s commercial staffing business on September 30, 2004. The pro forma adjustments to the unaudited condensed combined statements of continuing operations for the nine months ended September 26, 2004 reflect the estimated reduction in revenues from services, cost of services and expenses that would have occurred had the divestiture occurred at January 1, 2004. The pro forma adjustments for revenues from services and cost of services are based on actual amounts recorded by Venturi’s commercial staffing business in the period. The pro forma adjustments related to other operating expenses and interest expense are also based primarily on actual expenses directly recorded by Venturi’s commercial staffing business. The pro forma income tax adjustment primarily relates to deferred tax liabilities associated with assets of the commercial staffing business.

(2)	The merger was accounted for as a purchase, with Old COMSYS designated as the acquiring company. Accordingly, the operating results of Venturi for the fourth quarter of 2004 have been consolidated with those of Old COMSYS since the merger date.
(3)	Historically, Old COMSYS’ fiscal year ended on December 31st, while Venturi’s fiscal year ended on the Sunday closest to December 31st. In connection with the merger, we adopted Venturi’s fiscal year end. Accordingly, our fiscal year end for 2004 was January 2, 2005.
(4)	Identifiable intangibles related to the merger included customer lists valued at $6,407. The estimated useful life of these assets is five years. This adjustment increases amortization expense to reflect a full year’s amortization of the customer base intangible asset acquired in the merger.
(5)	The components of the pro forma changes to historical interest expense as a result of the capital and debt changes are as follows:

Nine Months Ended September 26, 2004
(in thousands, except per share data)
Elimination of historical interest expense	$(46,305)
Pro forma interest expense:
Second lien term loan	4,989
Dividends on mandatorily redeemable preferred stock	2,526
Senior revolver	2,013
Amortization of deferred financing costs	868
Senior term loan	564
Commitment fees	102

Net changes to historical interest expense	$(35,243)

Based on the pro forma outstanding debt under variable interest rate facilities, an increase of 100 basis points in the variable interest rate would increase interest expense by $1,400 for the fiscal year ended January 2, 2005.
(6)	Adjustment to eliminate tax expense related to historical Venturi as taxable income was assumed to be absorbed by operating losses in the merged entity resulting in no tax provision in the merged entity except for the tax refund received by Old COMSYS. There is no tax effect to the pro forma adjustment as a valuation allowance has been recorded against the full amount of all deferred tax assets.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sale of Commercial Staffing Business

In connection with the merger, on September 30, 2004, Compass CS Inc. (now CBS Personnel Services, Inc.) purchased our commercial staffing business. CBS Personnel Services is an affiliate of The Compass Group International LLC, which itself is an affiliate of Inland Partners, L.P. and Links Partners, L.P., referred to as Inland/Links. At the time of the purchase, Inland/Links collectively beneficially owned approximately 23.8% of our common stock and currently own approximately 9.5% of our common stock. In addition, one of our directors, Elias J. Sabo, is a director of CBS Personnel Services. Mr. Sabo also serves as an attorney-in-fact for Inland/Links and has investment authority over securities held by Inland/Links. As a result, Mr. Sabo may be deemed to beneficially own shares of our common stock held by Inland/Links as described above.

Subscription Agreements To Convert Debt Into Preferred Stock

In connection with the merger, we entered into a put agreement with Inland/Links. Under this put agreement, we had the option, until October 31, 2004, to require Inland/Links to convert a portion of our senior debt held by Inland/Links into shares of a new series of our preferred stock in accordance with the terms of the senior debt subscription agreement. We decided not to exercise this option and the agreement has been terminated. Mr. Sabo, one of our directors, is an attorney-in-fact for Inland/Links and has investment authority over securities held by Inland/Links. As a result, Mr. Sabo may be deemed to beneficially own shares of our common stock held by Inland/Links. Inland/Links’ ownership of our common stock is set forth above under the heading “—Sale of Commercial Staffing Business.”

In connection with the merger, we also entered into a subscription agreement with Wachovia Investors, Inc., which held subordinated debt of Old COMSYS. Pursuant to the subscription agreement, effective upon completion of the merger, Wachovia Investors exchanged approximately $22.4 million of such debt for approximately 22,400 shares of our new Series A-1 mandatorily redeemable preferred stock. Wachovia Investors, Inc. is our largest stockholder, beneficially owning approximately 47.0% of our common stock.

Voting Agreement, Charter and Bylaws

At the effective time of the merger, Wachovia Investors, Inc. beneficially owned 47.3% of our outstanding common stock, MatlinPatterson Global Opportunities Partners L.P. and its affiliates, also referred to as MatlinPatterson, beneficially owned 9.5% of our outstanding common stock and Inland/Links beneficially owned 9.5% of our outstanding common stock. Pursuant to the terms of the voting agreement entered into at the time of the merger with certain of our stockholders, Wachovia Investors has the right to recommend to the governance and nominating committee of our board four to six nominees to be elected to our board of directors, depending on the size of the board, during the first three years after the merger, and each stockholder party to the voting agreement agreed to vote its shares of our common stock in favor of such nominees. Currently, Wachovia Investors has the ability to designate four candidates to our board of directors, as our board of directors consists of nine members. Although MatlinPatterson is not a party to the voting agreement, MatlinPatterson has separately agreed to vote all of its shares of our common stock in favor of the directors nominated by our governance and nominating committee during the first three years after the merger. In addition, we have agreed to nominate Michael T. Willis to serve as a director during that three-year period, so long as he remains our chief executive officer. Certain parties to the voting agreement also have the conditional right to designate observers to attend meetings of our board of directors. After the expiration of this three-year period, the stockholders that are parties to the voting agreement and owned more than 10% of our outstanding stock at the effective time of the merger will have the right to designate nominees for election to the board if they then own 10% or more of our common stock.

In addition, our charter and bylaws provide for the designation of nominees for election as directors. During the three-year period following the merger, our Group B directors serving on our governance and nominating committee have the right to designate a majority of the nominees for election to our board of directors to the extent such nominees are not designated pursuant to the voting agreement discussed above, and our Group A directors on the committee have the right to designate the remaining directors.

Registration Rights Agreements

In connection with the merger, we entered into a registration rights agreement, as amended effective April 1, 2005, with the stockholders who received our common stock in the merger. The registrable securities held by such stockholders are covered by the shelf registration statement of which this prospectus is part. The shelf registration statement generally permits delayed or continuous offerings of all of our common stock issued to stockholders in the merger. Our obligation to keep the shelf registration effective terminates 18 months after it is declared effective by the SEC or, if earlier, when all of the common stock covered by the registration statement has been sold.

Under the registration rights agreement, the stockholders are entitled to an unlimited number of additional shelf registrations, except that we are not obligated to effect any shelf registration within 120 days after the effective date of a previous registration statement (other than registrations on Form S-4 for exchange offers and Form S-8 for employee benefit plans, or forms for similar purposes).

In addition, under the registration rights agreement, Wachovia Investors, Inc. and any of its permitted transferees are entitled to demand a total of three registrations, and another group of institutional stockholders of Old COMSYS (and their permitted transferees) are entitled to demand one registration.

If we receive a request for a demand registration and our board of directors determines that it would be in the best interest of our company to have an underwritten primary registration of our securities, we may satisfy the demand registration by having a primary registration of our common stock for our own account, so long as we offer the stockholders party to the registration rights agreement “piggyback” rights to join in our registration.

We are obligated to pay all expenses incurred in connection with registrations pursued under the terms of the registration rights agreement, whether or not these registrations are completed. The selling stockholders are obligated to pay all underwriting discounts and commissions with respect to the shares they are selling for their own accounts. Under the registration rights agreement, we also agreed to indemnify the stockholders and their affiliated and controlling parties for violations of federal and state securities laws and regulations, including material misstatements and omissions in the offering documents with respect to any registration, except with respect to any information furnished in writing to us by a stockholder expressly for use in the registration statement or any holder’s failure to deliver a prospectus timely supplied by us that corrected a previous material misstatement or omission. In the event indemnification is unavailable to a party, or insufficient to hold the party harmless, we have further agreed to contribute to the losses incurred by the party.

In connection with the September 30, 2004 merger, we made conforming amendments to our existing registration rights agreement, as further amended effective April 1, 2005, with the holders of our common stock and warrants received in connection with our April 2003 restructuring. Under this agreement, we are obligated to register up to approximately 5,785,000 shares of our common stock. The registrable securities held by such holders are covered by the shelf registration statement of which this prospectus is part.

2003 Financial Restructuring and Related Transactions

MatlinPatterson, Inland/Links, R2 Investments, LDC (for which Amalgamated Gadget, L.P. served as the investment manager) and Zazove Associates, LLC were the beneficial owners of more than 5% of our common stock at the time of our April 2003 financial restructuring and were part of the group of noteholders that participated in the financial restructuring. MatlinPatterson and Inland/Links also participated in the 2003 financial restructuring in their role as senior lenders.

Note Exchange

In the 2003 restructuring, we issued shares of our common stock and Series B preferred stock to the participating noteholders in a privately negotiated exchange for their 5.75% notes. See Note 7 to the consolidated financial statements of Venturi Partners, Inc. and its subsidiaries included in this prospectus. Each of the shares of Series B preferred stock we issued in the exchange has since been converted into four shares of our common stock. Taking this conversion into account, we issued to the participating noteholders a total of 5,015,349 shares of our common stock, which represents approximately 82% of the voting power of our outstanding voting stock. Of this total, we issued 1,384,330 shares of common stock to MatlinPatterson and 692,167 shares of common stock to each of Inland Partners, L.P. and Links Partners, L.P. As a result, MatlinPatterson, Inland/Links and their affiliates, which at the time had agreed to vote our shares of capital stock together as a group, beneficially owned approximately 45.4% of the voting power of our outstanding capital stock (excluding shares of our common stock underlying warrants issued to them as senior lenders in connection with the 2003 amendment of our senior revolving credit facility, as described below). We issued 876,649 shares of common stock to R2 Investments, LDC which together with shares obtained outside the restructuring resulted in Amalgamated Gadget, L.P. beneficially owning approximately 15.2% of the voting power of our outstanding capital stock (excluding shares of our common stock underlying warrants it held in its role as a senior lender). We issued a total of 942,636 shares of common stock to Zazove Associates, LLC, which together with shares obtained outside the restructuring resulted in Zazove beneficially owning 16.8% of our capital stock.

In the 2003 restructuring, we also issued a total of 91,468 shares of common stock to a group that includes SC Fundamental Value Fund, L.P. and SC Fundamental Value Fund BVI, Ltd., affiliated entities that we refer to collectively as SC Fundamental Value. SC Fundamental Value owned more than 5% of our capital stock prior to the 2003 restructuring, but the aggregate issuances of our capital stock in the 2003 restructuring resulted in SC Fundamental Value beneficially owning less than 5% of any class of our capital stock after the 2003 restructuring.

Reconstitution of Board

In connection with the 2003 note exchange, we agreed to reconstitute our board of directors to provide for seven members. The participating noteholders designated two of these seven directors, Christopher R. Pechock and Elias J. Sabo, prior to the exchange. Mr. Pechock is an employee of MatlinPatterson Global Advisers LLC, an affiliate of MatlinPatterson. Mr. Sabo serves as an attorney-in-fact for Inland/Links and has investment authority over securities held by Inland/Links.

As permitted by the agreement that governed our 2003 restructuring, the participating noteholders also designated I. Joseph Massoud to attend meetings of our board in a non-voting observer capacity. Mr. Massoud is also a partner with The Compass Group International LLC. The restructuring agreement entitled Mr. Pechock to designate an initial board observer as well. In connection the merger, we amended and restated our charter and bylaws, effective as of September 30, 2004, and entered in a voting agreement, which provide for the designation of nominees for election as our directors following the merger, as discussed in more detail above under the caption “Voting Agreement, Charter and Bylaws.”

Amendments to Our Former Revolving Credit Facility

In order to permit the closing of the 2003 note exchange and to provide for the terms on which our former senior lenders would continue to finance our working capital needs, we executed definitive agreements with such senior lenders for amendments to our previous senior revolving credit facility.

As part of these amendments, we issued common stock purchase warrants to the former senior lenders entitling them to purchase a total of 768,997 shares of common stock, equal to 10% of the then outstanding common stock on a fully diluted basis. These warrants are exercisable in whole or part over a 10-year period, and their current exercise price is $7.8025 per share. MatlinPatterson and Inland/Links each received 163,412 of these warrants. Subsequent to the restructuring, MatlinPatterson and Inland/Links sold to R2 Investments portions of their interest in our debt under our previous revolving credit facility, together with one half of their warrants (for 163,412 shares in the aggregate).

On September 30, 2004, in connection with the closing of the merger, we and our U.S. subsidiaries entered into a new senior credit facility with Merrill Lynch Capital and a syndicate of lenders. All amounts owed to our stockholders under the previous revolving credit facility were repaid from new borrowings.

Registration Rights

In connection with our 2003 restructuring, we entered into an agreement with each of our former senior lenders and each of the former noteholders participating in the note exchange, including MatlinPatterson, Inland/Links and R2 Investments, to provide them with registration rights with respect to the following shares of our common stock:

•	shares issued in the note exchange;

•	shares acquired upon conversion of the Series B preferred stock issued in the note exchange; and

•	shares acquired upon exercise of the warrants issued to the senior lenders in connection with the amendments to our previous senior revolving credit facility.

In connection with our September 30, 2004 merger, we amended and restated this registration rights agreement so that its terms conform to the terms of the registration rights agreement we entered into with the Old COMSYS stockholders on the closing date of the merger, as described in more detail above under the caption “—Registration Rights Agreements.”

Amendments to Stockholder Rights Plan

In connection with our 2003 restructuring, we also amended and restated the stockholder rights plan that governed the terms of preferred share purchase rights that accompanied our common stock. The amendments included, among other things, an additional exception to the definition of an “Acquiring Person” that precluded each of MatlinPatterson, Inland/Links, Amalgamated Gadget and Zazove from becoming an Acquiring Person. In addition, the stockholder rights plan was amended to include a tag-along right for the benefit of any holder (including certain holders of more than 2% acting together as a group) of 5% or more of our voting stock. This tag-along right entitled each 5% holder (or group) to participate pro rata, for the same amount and form of consideration and otherwise on substantially the same terms and conditions, in any transfer by any holders of 20% or more of our voting stock. Prior to our September 30, 2004 merger, we further amended the stockholder rights plan to, among other things, preclude Old COMSYS, its subsidiaries, the Old COMSYS stockholders, any other party to the voting agreement entered into in connection with the merger and any of their respective affiliates or associates from becoming an Acquiring Person as a result of the voting agreement. Effective as of September 30, 2004, the stockholder rights plan was terminated.

2003 Amendments to Bylaws and Charter

In connection with our 2003 restructuring, we adopted certain changes to our bylaws that gave our significant holders the power together to designate, either directly or through a committee including members of our board of directors that they have previously designated, up to six nominees for election to our board of directors (at least four of whom must qualify as independent directors under applicable exchange rules and listing standards) and two board observers. We also agreed in connection with the 2003 restructuring to propose a number of changes to our certificate of incorporation for adoption by our stockholders. The stockholders adopted these changes at our 2003 annual meeting, and we have filed a restated certificate of incorporation that implements them. The 2003 changes benefited holders of a significant amount of our capital stock, including MatlinPatterson, Inland/Links, Amalgamated Gadget and Zazove.

In connection with the merger, we amended and restated our charter and bylaws and entered in a voting agreement, effective as of September 30, 2004, which provide for the designation of nominees for election as our directors following the merger, as discussed in more detail above under the caption “Voting Agreement, Charter and Bylaws.”

Old COMSYS Transactions

Executive Transactions with Old COMSYS

As part of the Old COMSYS’ recapitalization in September 2001, Michael T. Willis, Old COMSYS’ chairman, chief executive officer and president, restructured his loan with a commercial bank, the proceeds of which had originally financed his investment in Old COMSYS. Effective September 25, 2001, Old COMSYS entered into an agreement with Mr. Willis whereby an Old COMSYS subsidiary advanced to the executive amounts equal to the monthly payments on his loan to the commercial bank, up to a maximum amount of $5.2 million. Old COMSYS initially advanced $197,000 effective September 30, 2001; total advances as of December 31, 2003 amounted to $3.8 million, including accrued interest, and were secured by his common and preferred shares of Old COMSYS stock. As of September 30, 2004, total advances amounted to $6.2 million, including an additional $1.2 million used to pay off Mr. Willis’ bank loan. This amount was repaid prior to the merger with the proceeds of the redemption of Mr. Willis’ Class E Preferred Stock.

Old COMSYS advanced $1.0 million to Mr. Willis on April 5, 2002. Interest on the note accrued at a rate equal to the average rate on borrowings under the revolving credit agreement. Effective September 30, 2004, the note was assigned to Wachovia Investors, Inc., the holder of Old COMSYS’ senior subordinated notes in satisfaction of a prepayment penalty associated with such notes.

Additionally, on April 5, 2002, Old COMSYS purchased from Mr. Willis for $1.0 million an option to purchase certain real property. Old COMSYS had a right to exercise this option at any time up to April 5, 2017 at an exercise price of $1.00 and Mr. Willis had a right to terminate the option at any time by paying the greater of the fair market value of the real property or an option termination fee. In connection with the merger, Old COMSYS waived its rights under this option and included the write-off of the $1.0 million in other non-operating expenses in the 2004 consolidated statement of operations.

Notes Receivable

On December 31, 2001 and January 1, 2002, Old COMSYS redeemed a portion of its common stock and Class A-1 Preferred Stock held by certain executive officers of Old COMSYS. In connection with this redemption, Old COMSYS advanced a total of $304,000 to five executive officers, which was used to pay off loans with a commercial bank. Interest compounded annually, was payable at maturity on September 30, 2009 and accrued at a rate equal to the average rate paid by Old COMSYS on borrowings under its revolving credit agreement. These notes were full recourse and were secured by such officers’ redeemable common and mandatorily redeemable preferred shares of Old COMSYS stock.

Effective January 1, 2004, Old COMSYS acquired from certain stockholders, including Mr. Willis, 3,410,775 outstanding shares of its common stock and 4,535 shares of mandatorily redeemable Class A-1 preferred stock in exchange for 7,178 newly issued shares of nonvoting mandatorily redeemable Class E Preferred Stock. Dividends on the Class E Preferred Stock accrued at the rate of 5% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. The common stock and Class A-1 preferred stock exchanged in this transaction were originally purchased in exchange for cash and promissory notes held by Old COMSYS and secured by a pledge of the applicable shares. Simultaneous with the share exchange, the original notes were cancelled and new notes were issued in amounts equal to the outstanding principal and interest due on the original notes. Interest on the new notes accrued at the rate of 5% compounded annually. At the effective time of the merger, all shares of Old COMSYS Class E Preferred Stock were redeemed in exchange for the notes.

Old COMSYS 2004 Management Incentive Plan

Effective January 1, 2004, Old COMSYS adopted the 2004 Management Incentive Plan. The plan was structured as a stock issuance program under which eligible employees were awarded shares of Old COMSYS nonvoting Class D Preferred Stock (liquidation value $1,000). Dividends on the Class D Preferred Stock were payable in an amount equal to 17.647% of dividends Old COMSYS declared and paid on its common or any other series of its preferred stock. The Class D Preferred Stock was redeemable at the rate of 17.647% of the redemption price paid to the holders of Old COMSYS’ Class C, B or A Preferred Stock. Effective July 1, 2004, 1,000 shares of Old COMSYS Class D Preferred Stock were issued under the management incentive plan. At the effective time of the merger, these shares were exchanged for a total of 1,405,844 restricted shares of our common stock. Approximately one-third of these shares was vested at the closing of the merger. An additional 11.1% of these shares vested on January 1, 2005. Of the remaining unvested shares, 22.2% vests in equal installments on January 1st of each of the years 2006 and 2007 and 33.3% vests in equal annual installments if specified earnings targets are met for fiscal years 2004, 2005 and 2006. Although the earnings target was not met for 2004, those restricted shares remain subject to vesting as described below.

Upon the occurrence of certain events, including the sale or transfer of more than 50% of our assets, a merger or consolidation in which we are not the surviving corporation, the liquidation or dissolution of our company, a “change in ownership” (as defined in the plan) or the completion of an equity offering resulting in gross proceeds of $35.0 million, referred to as the qualified offering, all outstanding shares of restricted stock will immediately vest in full other than 33% of the shares the vesting of which is subject to the satisfaction of specified earnings targets. The shares subject to specified earnings targets are also subject to immediate vesting if the aggregate value of the securities issued in the merger to the stockholders of Old COMSYS exceed $175 million over a 30-day period beginning after the qualified offering and ending on or prior to December 31, 2006.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder immediately prior to the registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder assuming all shares covered by this registration statement are sold. However, because each selling stockholder may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that a selling stockholder may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by a selling stockholder and that no additional shares of our common stock are held as of the date hereof or subsequently bought or sold by a selling stockholder. Pursuant to the rules of the SEC, in calculating percentage ownership, shares issuable upon exercise of options or warrants or conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of persons beneficially owning such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership Prior to the Registration		Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold(1)
Name	Number	Percent(2)		Number	Percent(2)
Wachovia Investors, Inc. (3)	7,310,395	47.0%	7,310,395	—	—
GTCR Fund VI, L.P.(4)	31,944	*	31,944	—	—
GTCR VI Executive Fund, L.P.(5)	222	*	222	—	—
GTCR Associates VI, LP (6)	70	*	70	—	—
J.P. Morgan Direct Corporate Finance Institutional Investors LLC (7)	232,997	1.5	232,997	—	—
J.P. Morgan Direct Corporate Finance Private Investors LLC (8)	60,846	*	60,846	—	—
Old Trafford Investment Pte. Ltd. (9)	329,999	2.1	329,999	—	—
Michael T. Willis (10)	688,864	4.4	688,864	—	—
David L. Kerr (11)	182,760	1.2	182,760	—	—
Margaret G. Reed (12)	168,701	1.1	168,701	—	—
Joseph C. Tusa, Jr. (13)	182,760	1.2	182,760	—	—
Albert S. Wright IV (14)	87,162	*	87,162	—	—
Jeffrey J. Weiner (15)	14,058	*	14,058	—	—
Mark R. Bierman (16)	60,451	*	60,451	—	—
Bernice L. Arceneaux (17)	21,088	*	21,088	—	—
Inland Partners, L.P. (18)	735,060	4.7	735,060	—	—
Links Partners, L.P. (18)	734,515	4.7	734,515	—	—
MatlinPatterson Global Opportunities Partners L.P. (19)	1,058,406	6.8	1,058,406	—	—
MatlinPatterson Global Opportunities Partners B L.P. (19)	35,272	*	35,272
MatlinPatterson Global Opportunities Partners (Bermuda) L.P. (19)	368,821	2.4	368,821
Zazove Associates, LLC (20)	1,115,377	7.2	970,126	145,251	*
R2 Investments, LDC (21)	1,088,980	7.0	1,040,060	48,920	*
James E. Linkenauger	106,469	*	106,469	—	—
Salomon Smith Barney	32,792	*	32,792	—	—
SC Fundamental Value Fund, L.P.	50,307	*	50,307	—	—
SC Fundamental Value BVI, Ltd.	41,161	*	41,161	—	—
Wells Capital Management (22)	17,067	*	17,067	—	—
Highbridge Capital Management LLC	22,867	*	22,867	—	—
LC Capital Master Fund, Ltd.	308,697	2.0	109,763	198,934	1.3
BNP Paribas (23)	76,899	*	76,899	—	—
JP Morgan Chase Bank, N.A. (24)	76,899	*	76,899	—	—
Mellon HBV SPV LLC (25)	76,899	*	76,899	—	—

Total	15,318,805	98.5%	14,925,700	393,105	2.5%

*	Less than 1%
(1)	We have assumed all shares of common stock covered by this registration statement have been sold.
(2)	We have calculated the percentage of issued and outstanding shares of common stock held by each individual and group based on 15,558,655 shares of common stock issued and outstanding as of July 3, 2005.
(3)	This amount includes 146,296 shares currently being held in escrow to secure certain obligations under the merger agreement. Pursuant to an Option Agreement dated July 19, 2004 by and among Wachovia Investors, Inc., J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, GTCR Fund VI, L.P. and Old Trafford Investment Pte. Ltd, referred to as the Option Agreement, Wachovia Investors granted the other parties to the agreement the right to purchase a maximum of 1,651,399 shares of common stock from Wachovia Investors at a price of $13.90 per share. Prior to the merger, Wachovia Investors was a major stockholder of Old COMSYS and Wachovia Bank, N.A., an affiliate of Wachovia Investors, was a lender to Old COMSYS. The following officers or affiliates of Wachovia Investors served as directors of Old COMSYS for the dates indicated: James C. Cook served as a director from October 1999 to November 2003 and as a non-voting director from November 2003 to September 2004; and Arthur C. Roselle served as a director from November 2003 to September 2004. Ted A. Gardner, a former officer of Wachovia Investors and currently a consultant to Wachovia Investors, served as a director of Old COMSYS from October 1999 to September 2004. In connection with the merger, Wachovia Investors currently has the right to designate four directors to the board of COMSYS. For more information regarding Wachovia Investors’ relationships with COMSYS, see “Certain Relationships and Related Party Transactions” above.
(4)	This amount includes 639 shares currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase up to 71,983 additional shares of common stock pursuant to the Option Agreement. The following principals of GTCR Golder Rauner LLC served as directors of Old COMSYS for the dates indicated: Bruce V. Rauner served as a director from October 1999 to September 2001; Daniel Yih served as a director from September 2001 to September 2004; David Randell served as a director from May 2004 to September 2004; and Donald Edwards, a former principal, served as a director from August 1999 to May 2004.
(5)	This amount includes 4 shares currently being held in escrow to secure certain obligations under the merger agreement. In addition, this selling stockholder has an option to purchase up to 516 additional shares of common stock pursuant to the Option Agreement. The following principals of GTCR Golder Rauner LLC served as directors of Old COMSYS for the dates indicated: Bruce V. Rauner served as a director from October 1999 to September 2001; Daniel Yih served as a director from September 2001 to September 2004; David Randell served as a director from May 2004 to September 2004; and Donald Edwards, a former principal, served as a director from August 1999 to May 2004.
(6)	This amount includes one share currently being held in escrow to secure certain obligations under the merger agreement. In addition, this selling stockholder has an option to purchase up to 163 additional shares of common stock pursuant to the Option Agreement. The following principals of GTCR Golder Rauner LLC served as directors of Old COMSYS for the dates indicated: Bruce V. Rauner served as a director from October 1999 to September 2001; Daniel Yih served as a director from September 2001 to September 2004; David Randell served as a director from May 2004 to September 2004; and Donald Edwards, a former principal, served as a director from August 1999 to May 2004.
(7)	This amount includes 4,662 shares currently being held in escrow to secure certain obligations under the merger agreement. In addition, this selling stockholder has an option to purchase up to 593,178 additional shares of common stock pursuant to the Option Agreement.
(8)	This amount includes 1,218 shares currently being held in escrow to secure certain obligations under the merger agreement. In addition, this selling stockholder has an option to purchase 154,906 shares of common stock pursuant to the Option Agreement.
(9)	The amount and nature of the shares beneficially owned are based on the Schedule 13G filed on March 3, 2005. This schedule was filed by Old Trafford Investment Pte Ltd, GIC Special Investment Pte Ltd, Government of Singapore Investment Corporation Pte and Government of Singapore. All of these parties have reported shared voting and dispositive powers with respect to all shares reported. This amount includes 6,604 shares currently being held in escrow to secure certain obligations under the merger agreement. In addition, this selling stockholder has an option to purchase up to 830,654 additional shares of common stock pursuant to the Option Agreement.
(10)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 13,785 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Willis serves as our Chairman of the Board, Chief Executive Officer and President. Prior to the merger, Mr. Willis served as Chief Executive Officer and President of Old COMSYS since October 1999. For more information regarding executive transactions with Old COMSYS, see “Certain Relationships and Related Party Transactions” above.
(11)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 3,657 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Kerr serves as our Senior Vice President—Corporate Development. Prior to the merger, Mr. Kerr served as Senior Vice President—Corporate Development of Old COMSYS since July 2004 and was an independent consultant to Old COMSYS from January 2002 to July 2004.
(12)

This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 3,376 shares currently being held in escrow to secure certain obligations under the merger agreement. Ms. Reed serves as our Senior Vice President, General Counsel and Corporate Secretary. Prior to the merger, Ms. Reed served as Senior Vice President, General Counsel and Corporate Secretary of Old COMSYS since June 2001.

(13)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 3,657 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Tusa serves as our Senior Vice President, Chief Financial Officer and Assistant Secretary. Prior to the merger, Mr. Tusa served as Senior Vice President, Chief Financial Officer and Assistant Secretary of Old COMSYS since December 2001 and as Senior Vice President—Finance and Administration from May 2001 to December 2001.
(14)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 1,744 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Wright serves as our Senior Vice President—Managed Solutions. Prior to the merger, Mr. Wright served as Senior Vice President of Old COMSYS since October 1999.
(15)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 281 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Weiner serves as our Vice President—Finance. Prior to the merger, Mr. Weiner served as Vice President—Finance of Old COMSYS since August 2003 and prior thereto served as Vice President—Vendor Management Services since September 2002.
(16)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 1,210 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Bierman serves as our Senior Vice President and Chief Information Officer. Prior to the merger, Mr. Bierman served as Senior Vice President and Chief Information Officer of Old COMSYS since October 1999.
(17)	This amount represents shares of restricted stock outstanding under Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 422 shares currently being held in escrow to secure certain obligations under the merger agreement. Ms. Arceneaux serves as the Assistant to the President. Prior to the merger, Ms. Arceneaux served as the Assistant to the President of Old COMSYS since October 1999.
(18)	The amount and nature of the shares beneficially owned are based on the Schedule 13D amendment filed on November 3, 2004. This amendment was filed by Inland Partners, L.P., Links Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias J. Sabo and I. Joseph Massoud. Inland Partners and Links Partners have reported shared voting and dispositive powers with respect to 735,060 and 734,515 shares, respectively. All other parties reporting in the amended 13D have reported shared voting and dispositive powers with respect to all shares reported by Inland Partners and Links Partners. The amount shown in the table for Inland Partners includes 42,893 shares of common stock issuable upon exercise of warrants. The amount shown in the table for Links Partners includes 42,348 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Inland Partners and Links Partners were senior secured lenders under Venturi’s credit facility, which was paid off on September 30, 2004. Mr. Sabo is an attorney-in-fact for Inland/Links having investment authority over the shares and may be deemed to share voting and dispositive power over the shares. Mr. Sabo has served as a director of COMSYS since September 30, 2004 and previously served as a director of Venturi since April 2003. For more information regarding Inland/Links’ relationships with COMSYS, see “Certain Relationships and Related Party Transactions” above.
(19)	The amount and nature of the shares beneficially owned are based on the Schedule 13D amendment filed on October 6, 2004. This amendment was filed by MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Asset Management LLC, MatlinPatterson LLC, Mark R. Patterson and David J. Matlin. All of these parties except MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B L.P. have reported shared voting and dispositive powers with respect to an aggregate of 1,462,499 shares reported. This amount includes shares of common stock issuable upon exercise of warrants. MatlinPatterson Global Opportunities Partners L.P. holds warrants to purchase 56,569 shares of common stock, MatlinPatterson Global Opportunities Partners B L.P. holds warrants to purchase 1,887 shares of common stock and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. holds warrants to purchase 19,713 shares of common stock. All such warrants are currently exercisable. Christopher R. Pechock is an employee of MatlinPatterson Global Advisers LLC. Mr. Pechock has served as a director of COMSYS since September 30, 2004 and previously served as a director of Venturi since April 2003. MatlinPatterson was a senior secured lender under Venturi’s credit facility, which was paid off on September 30, 2004. For more information regarding MatlinPatterson’s relationships with COMSYS, please see “Certain Relationships and Related Party Transactions” above.
(20)	Zazove Associates, LLC has sole power to dispose, or to direct the disposition of, the reported shares. Of such shares, Zazove Associates, LLC has sole power to vote, or to direct the vote of, 563,769 shares. Zazove Associates, LLC acts as the investment advisor with discretionary authority with respect to the shares held by the following persons: 132,630 shares beneficially owned by Century National Insurance Company, 406,357 shares beneficially owned by National Union Fire Insurance Company of Pittsburgh, PA, 52,595 shares beneficially owned by San Diego County Employee Retirement Association (BONY Account), 68,192 shares beneficially owned by Zazove Convertible Securities Fund,

Inc., 4,571 shares beneficially owned by Qwest Occupational Health Trust, 18,295 shares beneficially owned by Qwest Pension Trust, 11,433 shares beneficially owned by HFR CA Select Fund, 10,977 shares beneficially owned by Institutional Benchmarks Series (Master Feeder) Ltd., 50,310 shares beneficially held by Zazove High Yield Convertible Securities Fund, L.P., 91,468 shares beneficially owned by Zazove Aggressive Growth Fund, LP, 19,664 shares beneficially owned by Zazove Global Convertible Master Fund, L.P., 25,613 shares beneficially owned by Zazove Income Fund, L.P., 13,719 shares beneficially owned by San Diego County Employee Retirement Association, 23,140 shares beneficially owned by Zazove Hedged Convertible Fund, L.P., 22,867 shares beneficially owned by Gene T. Pretti and 18,295 shares beneficially owned by Louis F. Pretti & Mary Kay Pretti JTWROS. No account managed by Zazove Associates, LLC holds an interest greater than 5% of our common stock. For more information regarding Zazove Associates, LLC’s relationships with COMSYS, see “Certain Relationships and Related Party Transactions” above.

(21)	The amount and nature of the shares beneficially owned are based on the Schedule 13G amendment filed on October 3, 2003. This amount includes 163,411 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Amalgamated Gadget, L.P., an investment manager for R2 Investments, LDC, has sole voting and dispositive power over the reported shares. Amalgamated Gadget, L.P. is controlled by Scepter Holdings, Inc., its general partner, and Geoffrey Raynor, the President and the sole shareholder of Scepter Holdings, Inc. Scepter Holdings, Inc. and Geoffrey Raynor may be deemed to be the beneficial owners of the reported shares. R2 Investments, LDC was a senior secured lender under Venturi’s credit facility, which was paid off on September 30, 2004. For more information regarding R2 Investments, LDC’s relationships with COMSYS, see “Certain Relationships and Related Party Transactions” above.
(22)	Wells Capital Management (formerly Benson Associates LLC) has investment control over these shares, which are beneficially owned by Elks Youth Eye Service. Wells Capital Management participated in the 2003 financial restructuring discussed under “Certain Relationships and Related Party Transactions” above.
(23)	This amount is comprised of 76,899 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. BNP Paribas participated in the 2003 financial restructuring discussed under “Certain Relationships and Related Party Transactions” above.
(24)	This amount is comprised of 76,899 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. JP Morgan Chase Bank, N.A. is a successor to Bank One, NA, which was a senior secured lender under Venturi’s credit facility paid off on September 30, 2004 and participated in the 2003 financial restructuring discussed under “Certain Relationships and Related Party Transactions” above.
(25)	This amount is comprised of 76,899 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Mellon HBV SPV LLC participated in the 2003 financial restructuring discussed under “Certain Relationships and Related Party Transactions” above.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named in the section entitled “Selling Stockholders” and also includes any donee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by COMSYS, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions):

•	on the Nasdaq National Market;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the shares, including pursuant to the Option Agreement described in more detail under the heading “Selling Stockholders;”

•	through short sales of shares; or

•	a combination of these methods of sale.

The common stock may be sold from time to time at:

•	market prices prevailing at the time of sale;

•	negotiated prices;

•	prices related to prevailing market prices; or

•	fixed prices that may be changed.

These transactions may or may not involve brokers or dealers. No selling stockholder has advised us that it has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities or that there is an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to these broker-dealers or other financial institutions of shares offered by this prospectus, which shares these broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. Our company has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon COMSYS being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, upon COMSYS being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Pursuant to registration rights agreements we entered into with the selling stockholders, we have agreed to keep the registration statement of which this prospectus is a part continuously effective for a period of 18 months after it is declared effective by the SEC or such shorter period which will terminate at such time as the selling stockholders have sold all the securities covered by this registration statement. In this regard, we are required to supplement and/or amend the registration statement of which this prospectus is a part as necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities.

The registration rights agreements require us to indemnify the selling stockholders, their respective affiliates and each director, officer, employee, manager, stockholder, partner, member, counsel, agent or representative of such selling stockholder or its affiliates and each person who controls the selling stockholder or its affiliates against certain liabilities in connection with the offer and sale of the common stock under this prospectus, including under the Securities Act. Similarly, each selling stockholder is required to indemnify us and our directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock under this prospectus, including the Securities Act, to the extent that liability occurs as a result of reliance with written information furnished to us by such selling stockholder expressly for use in connection with the registration statement of which this prospectus is a part. To the extent such indemnification is unavailable or insufficient, the selling stockholders and we are required to contribute to payments the parties may be required to make in respect of otherwise indemnifiable claims. The terms of these registration rights agreements are described in more detail under “Certain Relationships and Related Party Transactions” and in our definitive proxy statement on Schedule 14A filed with the SEC on May 2, 2005, which is incorporated in this prospectus by reference.

DESCRIPTION OF COMMON STOCK

For a description of our common stock, please see our Registration Statement on Form 8-A/A as filed with the SEC on November 2, 2004.

LEGAL MATTERS

The validity of the shares of common stock that were issued in connection with the merger and are offered hereby will be passed upon for COMSYS by Akin Gump Strauss Hauer & Feld LLP. The validity of all other shares of common stock offered hereby will be passed upon by Robinson Bradshaw & Hinson, P.A.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended January 2, 2005 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Venturi Partners, Inc. as of December 28, 2003 and December 29, 2002 and for each of the three years in the period ended December 28, 2003 incorporated in this prospectus by reference to the Definitive Proxy Statement on Schedule 14A, filed on September 7, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-3, as amended, under the Securities Act, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to COMSYS and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy statements and other information with the SEC. You may read any materials COMSYS has filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows COMSYS to “incorporate by reference” into this prospectus and any prospectus supplement the information it provides in documents filed with the SEC, which means that COMSYS can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus and any prospectus supplement is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that COMSYS later files with the SEC, modifies and replaces this information. COMSYS incorporates by reference the following documents that it has filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended January 2, 2005 filed on April 1, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 filed on May 6, 2005.

•	Current Reports on Form 8-K filed on April 1, 2005, April 8, 2005, May 4, 2005, June 13, 2005 and June 20, 2005.

•	Definitive Proxy Statement on Schedule 14A filed on May 2, 2005.

•	Description of common stock contained in the Registration Statement on Form 8-A/A filed on November 2, 2004.

•	The following audited financial statements of Venturi Partners, Inc., incorporated by reference from our Definitive Proxy Statement on Schedule 14A, filed on September 7, 2004:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of December 28, 2003 and December 29, 2002;

•	Consolidated Statements of Operations for the Years Ended December 28, 2003, December 29, 2002 and December 30, 2001;

•	Consolidated Statements of Shareholders’ Equity (Deficit) for the Years Ended December 28, 2003, December 29, 2002 and December 30, 2001;

•	Consolidated Statements of Cash Flows for the Years Ended December 28, 2003, December 29, 2002 and December 30, 2001; and

•	Notes to Consolidated Financial Statements.

•	The following unaudited financial statements of Venturi Partners, Inc., incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed on November 10, 2004:

•	Consolidated Statements of Operations for the Nine Months Ended September 26, 2004 and September 28, 2003;

•	Consolidated Balance Sheets as of September 26, 2004 and December 28, 2003;

•	Consolidated Statements of Shareholders’ Equity (Deficit) for the Nine Months Ended September 26, 2004;

•	Consolidated Statements of Cash Flows for the Nine Months Ended September 26, 2004 and September 28, 2003; and

•	Notes to Consolidated Financial Statements.

In addition, all documents filed by COMSYS with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K) after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Margaret G. Reed, General Counsel, COMSYS IT Partners, Inc., 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027, telephone (713) 386-1400.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

14,925,700 Shares of Common Stock

Prospectus

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by the Registrant in connection with the registration of the common stock.

Registration fee	$14,966
Legal fees and expenses	75,000
Accounting fees and expenses	50,000
Printing expenses	25,000
Miscellaneous expenses	10,034

Total	$175,000

Item 15. Indemnification Of Directors And Officers.

Delaware Law

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Indemnification Agreements

We have entered into indemnification agreements with our Group A directors under which we have agreed to indemnify such directors for any damages, judgments, fines, penalties, amounts paid in settlement and costs, attorneys’ fees and any other expenses of establishing a right to indemnification under such indemnification agreements in connection with any threatened, pending or completed claim, action, suit or proceeding in which such directors were involved as parties or otherwise by reason of the fact that they are or were directors of our corporation, by reason of any actual or alleged error or misstatement or misleading statement made or suffered by such directors, by reason of any action taken by them or of any inaction on their parts while acting as such directors, or by reason of the fact that they were serving at our request as directors, trustees, officers, employees or agents of another entity, trust or enterprise, provided that (i) such directors acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of our corporation, and (ii) in the case of a criminal proceeding, in addition had no reasonable cause to believe that their conduct was unlawful. Under these indemnification agreements, we are obligated to advance expenses to our Group A directors (except the amount of any settlement), subject to our receipt of the requisite undertaking by such directors to repay such advances, if it is ultimately determined that such expenses were not reasonable or that such directors are not entitled to indemnification.

Notwithstanding the foregoing, we are not obligated to indemnify any of our Group A directors in connection with any claim made against such director: (i) to the extent that payment is actually made to such director under a valid, enforceable and collectible insurance policy; (ii) to the extent that such director is indemnified and actually paid otherwise than pursuant to the indemnification agreement; (iii) in connection with a judicial action by or in the right of our corporation, in respect of any claim as to which such director is adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless there is a court determination to the contrary; (iv) if it is proved by final adjudication to have been based upon or attributable to such director’s gain of any personal profit or advantage to which he was not legally entitled; (v) for a disgorgement of profits made from the purchase and sale by such director of securities pursuant to Section 16(b) of the Exchange Act, or similar provisions of any state statutory law or common law; (vi) for certain acts of active and deliberate dishonesty; and (vii) when indemnification is prohibited by applicable law.

In addition, we are a party to indemnification agreements with our directors and executive officers. Pursuant to such indemnification agreements, we are obligated to indemnify each such person to the fullest extent permitted by our certificate of incorporation, our bylaws and applicable law, as the same exists or may hereafter be amended or replaced (but only to the extent that such change authorizes broader indemnification rights than were permitted prior thereto). We will indemnify each such indemnitee against any and all expenses or losses in the event any such indemnitee was, is or becomes party to, or was or is threatened to be made party to, or was or is otherwise involved in, any proceeding, whether civil, criminal, administrative or investigative, by virtue of his or her status as director, officer, employee, partner, member, manager, trustee, fiduciary or agent of our corporation or another entity, trust or enterprise (when holding such corporate status at our request). We also agreed to indemnify such indemnitee against any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under the indemnification agreement. Notwithstanding the foregoing, no indemnification obligations arise (i) in the event a proceeding was initiated or brought voluntarily by such indemnitee against our corporation or its directors, officers, employees or other indemnities and the board of directors has not authorized or consented to the initiation of such proceeding, or (ii) for an accounting of profits made from the purchase and sale by such indemnitee of securities of our corporation within the meaning of Section 16(b) of the Exchange Act or any similar successor statute.

We also agreed to indemnify any indemnitee who, by reason of his or her corporate status described in the immediately preceding paragraph, is a witness in any proceeding to which such indemnitee is not a party, against all expenses actually and reasonably paid or incurred by such indemnitee in connection therewith. We are also obligated to advance any expenses (except the amount of any settlement) actually and reasonably paid or incurred by the indemnitee in connection with any proceeding (except those proceedings initiated by such indemnitee which are not authorized by the board of directors) to the fullest extent permitted by law upon delivery of the requisite undertaking to repay such advances, if it is ultimately adjudicated that such person is not entitled to indemnification.

Liability Insurance

We provide liability insurance for our current directors and officers, and, pursuant to the merger agreement, maintain liability insurance for actions of both our and Old COMSYS’ former officers and directors that took place prior to the merger, as described in more detail below.

Merger Agreement

The Agreement and Plan of Merger dated as of July 19, 2004, as amended, referred to as the merger agreement, provides for the continuation, after the merger, of all rights to indemnification by Old COMSYS or any of its subsidiaries in favor of any person or entity who is, has been, or becomes prior to the effective time of the merger an officer, director or employee of Old COMSYS or any of its subsidiaries, any person who acts as a fiduciary under any employee benefit plan of Old COMSYS or its subsidiaries, and any other person whom Old COMSYS has designated in its certificate of incorporation as being entitled to indemnification rights. We will be responsible for paying and performing such indemnification obligations.

The merger agreement provides that for six years after the merger, we will indemnify and defend the indemnified parties referenced above and hold them harmless against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in these capacities that occurred at or prior to the merger. We will also reimburse each such indemnified party for any legal or other expenses they reasonably incur in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as the expenses are incurred.

In addition, for a period of at least six years following the merger, we will maintain directors’ and officers’ liability insurance for the benefit of our present and former officers and directors with respect to claims arising from actions or omissions occurring before the merger. This insurance must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as the coverage currently provided to these individuals, subject to the limitation that we will not be required to spend an amount in any year that is more than 300% of the aggregate annual premiums we currently pay for this insurance.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.3	First Amendment, effective April 28, 2005, to the Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 4, 2005).

Exhibit No.	Description

4.1	Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to the Registrant’s Form 8-A/A filed with the SEC on November 2, 2004).

4.2	Amendment No. 1, effective April 1, 2005, to Registration Rights Agreement, dated as of September 30, 2004, by an among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2005).

4.3	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to the Registrant’s Form 8-A/A filed with the SEC on November 2, 2004).

4.4	Amendment No. 1, effective April 1, 2005, to Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 4.4 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2005).

4.5	Voting Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.6	Voting Agreement, dated as of September 30, 2004, between the Registrant and MatlinPatterson Global Opportunities Partners L.P. (incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.7#	Common Stock Purchase Warrant dated as of April 14, 2003, issued by the Registrant in favor of BNP Paribas (incorporated by reference to Exhibit 99.16 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 25, 2003).

4.8	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.0 to the Quarterly Report on Form 10-Q filed with the SEC on August 13, 2003).

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2*	Opinion of Robinson Bradshaw & Hinson, P.A.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3*	Consent of Akin Gump Strauss Hauer & Feld LLP. Reference is made to Exhibit 5.1.

23.4*	Consent of Robinson Bradshaw & Hinson, P.A. Reference is made to Exhibit 5.2.

24.1	Power of Attorney (previously included on the signature page to the Registrant’s Registration Statement on Form S-3 filed with the SEC on November 2, 2004).

*	Filed herewith.
#	This exhibit is substantially identical to Common Stock Purchase Warrants issued by the Registrant to each of Bank of America, N.A., Bank One, NA, Inland Partners, L.P., Links Partners, L.P., MatlinPatterson Global Opportunities Partners L.P., R2 Investments, LDC and Mellon HBV SPV LLC.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 18th day of July, 2005.

COMSYS IT PARTNERS, INC.

By:	/s/ JOSEPH C. TUSA, JR.
Name:	Joseph C. Tusa, Jr.
Title:	Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on July 18, 2005.

Signature	Title

* Michael T. Willis	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer and Director)

/s/ JOSEPH C. TUSA, JR. Joseph C. Tusa, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)

* Larry L. Enterline	Director

* Frederick W. Eubank II	Director

* Ted A. Gardner	Director

* Victor E. Mandel	Director

* Kevin M. McNamara	Director

* Christopher R. Pechock	Director

* Arthur C. Roselle	Director

* Elias J. Sabo	Director

*By:	/s/ JOSEPH C. TUSA, JR.
Joseph C. Tusa, Jr. Attorney-in-Fact

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COMSYS IT PARTNERS, INC.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.3	First Amendment, effective April 28, 2005, to the Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 4, 2005).

4.1	Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to the Registrant’s Form 8-A/A filed with the SEC on November 2, 2004).

4.2	Amendment No. 1, effective April 1, 2005, to Registration Rights Agreement, dated as of September 30, 2004, by an among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2005).

4.3	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to the Registrant’s Form 8-A/A filed with the SEC on November 2, 2004).

4.4	Amendment No. 1, effective April 1, 2005, to Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 4.4 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2005).

4.5	Voting Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.6	Voting Agreement, dated as of September 30, 2004, between the Registrant and MatlinPatterson Global Opportunities Partners L.P. (incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.7#	Common Stock Purchase Warrant dated as of April 14, 2003, issued by the Registrant in favor of BNP Paribas (incorporated by reference to Exhibit 99.16 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 25, 2003).

4.8	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.0 to the Quarterly Report on Form 10-Q filed with the SEC on August 13, 2003).

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2*	Opinion of Robinson Bradshaw & Hinson, P.A.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3*	Consent of Akin Gump Strauss Hauer & Feld LLP. Reference is made to Exhibit 5.1.

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Exhibit No.	Description
23.4*	Consent of Robinson Bradshaw & Hinson, P.A. Reference is made to Exhibit 5.2.

24.1	Power of Attorney (previously included on the signature page to the Registrant’s Registration Statement on Form S-3 filed with the SEC on November 2, 2004).

*	Filed herewith.
#	This exhibit is substantially identical to Common Stock Purchase Warrants issued by the Registrant to each of Bank of America, N.A., Bank One, NA, Inland Partners, L.P., Links Partners, L.P., MatlinPatterson Global Opportunities Partners L.P., R2 Investments, LDC and Mellon HBV SPV LLC.

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